Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

Unaudited condensed consolidated statement of loss and other comprehensive income

		Three months ended March 31,
		2024	2023
	Notes	€	€
Research and development expenses	3	(18,513,016)	(13,744,431)
General and administrative expenses	4	(9,798,843)	(7,331,596)
Total operating expenses		(28,311,859)	(21,076,027)
Finance income/(expense)	6	578,220	(1,494,265)
Loss before income tax		(27,733,639)	(22,570,292)
Income taxes	7	(285,117)	(60,657)
Net Loss		(28,018,756)	(22,630,949)
Other comprehensive income (Loss)
Items that may be reclassified to profit or loss:
Exchange gains/(losses) arising on translation of foreign operations		35,633	(30,509)
Total comprehensive loss attributable to:
Equity holders of the Company		(27,983,123)	(22,661,458)
Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	19	(0.52)	(0.67)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of financial position

		March 31, 2024	December 31, 2023
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	237,483	223,678
Right of use assets	9	183,481	231,893
Deferred tax assets	7	396,097	387,529
Current assets
Receivables	10	363,071	423,486
Other current assets	11	7,593,379	5,580,704
Cash and cash equivalents	12	368,342,168	391,231,637
Current tax receivable		479,528	615,538
Total assets		377,595,207	398,694,465

Equity and liabilities
Equity
Share capital	13	6,458,005	6,274,833
Share premium		616,843,552	615,811,986
Other reserves		29,863,658	27,894,796
Currency translation reserve		21,049	(14,584)
Accumulated loss		(294,017,604)	(265,918,628)
Total equity		359,168,660	384,048,403

Long term liabilities
Non-current lease liability	9	70,000	43,564
Current liabilities
Trade and other payables	14	5,558,487	2,909,725
Accrued liabilities	15	12,149,527	11,067,510
Current lease liability	9	120,461	195,341
Current tax payable		528,072	429,922
Total liabilities		18,426,547	14,646,062
Total equity and liabilities		377,595,207	398,694,465

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in equity

For the three months ended March 31, 2024 and March 31, 2023

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2023		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Net Loss		—	—	—	—	(22,630,949)	(22,630,949)
Currency translation reserve		—	—	—	(30,509)	—	(30,509)
Share-based payments	18	—	—	2,582,887	—	(32,800)	2,550,087
Settlement of share-based payments		1,748	275,061	(276,809)	—	—	—
Balance at March 31, 2023		4,059,724	289,452,258	22,475,537	12,781	(186,852,641)	129,147,659
Balance at January 1, 2024		6,274,833	615,811,986	27,894,796	(14,584)	(265,918,628)	384,048,403
Net Loss		—	—	—	—	(28,018,756)	(28,018,756)
Issue of share capital	13	165,000	(165,000)	12,609	—	—	12,609
Transaction costs on issue of shares, net		—	592,968	—	—	—	592,968
Currency translation reserve		—	—	—	35,633	—	35,633
Settlement of share-based payments		18,172	603,598	(444,614)	—	(80,220)	96,936
Share-based payments	18	—	—	2,400,867	—	—	2,400,867
Balance at March 31, 2024		6,458,005	616,843,552	29,863,658	21,049	(294,017,604)	359,168,660

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of cash flows

For the three months ended March 31,

		2024	2023
	Notes	€	€
Operating activities
Loss before tax		(27,733,639)	(22,570,292)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	2,400,867	2,582,887
Depreciation expense	4	66,355	61,869
Net foreign exchange (gain) loss	6	(541,252)	1,595,478
Finance income	6	(55,968)	(101,213)

Changes in working capital:
Decrease (increase) in receivables		60,447	(11,614)
Increase in other current assets		(2,012,674)	(6,927,554)
Increase trade and other payables		2,648,762	1,215,762
Increase (decrease) in accrued liabilities		935,123	(1,101,550)

Income taxes paid		(60,003)	(2,270)
Received interest		60,171	53,712
Net cash flows used in operating activities		(24,231,811)	(25,204,785)

Investing activities
Purchase of property, plant and equipment	8	(30,708)	(19,038)
Net cash flows used in investing activities		(30,708)	(19,038)

Financing activities
Proceeds from issue of shares	13	189,764	—
Transaction costs on issue of shares, net		659,039	—
Payment of principal portion of lease liabilities	9	(53,761)	(56,752)
Net cash flows provided by (used in) financing activities		795,042	(56,752)

Net decrease in cash and cash equivalents		(23,467,477)	(25,280,575)
Cash and cash equivalents at the beginning of the period		391,231,637	161,837,429
Effect of exchange rate changes		578,008	(1,375,631)
Cash and cash equivalents at the end of the period	12	368,342,168	135,181,223

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.

The Company’s registered office is located at Emmy Noetherweg 2, Leiden. The Company is registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as of March 31, 2024, and December 31, 2023, and for the three months ended March 31, 2024 and 2023 were authorized for issue in accordance with a resolution of the directors on May 8, 2024.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as March 31,
Name	Legal seat	incorporation	2024	2023
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2023 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements prepared in accordance with IFRS as issued by the IASB.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

2.2 Going concern

Management assessed the Company’s ability to fund its operations for a period of at least one year after the date the financial statements are issued. Management has not identified a material uncertainty relating to the Company’s ability to continue as a going concern for a period of at least a year from the issuance of these financial statements. The financial statements of the Company have been prepared on the basis of the going concern assumption based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of Pharvaris’ business plan and budget.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.4 Change in material accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2023.

New standards and interpretations issued not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss”, “profit or loss before financing income and taxes” and “profit or loss”. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this amendment.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a material impact to the interim consolidated financial statements.

3. Research and development expenses

	For the three months ended March 31,
	2024	2023
	€	€
Personnel expenses (Note 5)	(5,180,476)	(4,217,700)
Clinical expenses	(7,321,412)	(4,868,447)
Manufacturing costs	(2,563,954)	(1,907,086)
Nonclinical expenses	(1,835,466)	(2,751,198)
License costs	(1,500,000)	—
Intellectual Property costs	(111,708)	—
	(18,513,016)	(13,744,431)

Research and development expenses are currently not capitalized but are recorded in the unaudited condensed consolidated statements of profit or loss and other comprehensive loss because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.

Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

4. General and administrative expenses

	For the three months ended March 31,
	2024	2023
	€	€
Personnel expenses (Note 5)	(3,270,195)	(3,301,584)
Facilities, communication & office expenses	(1,680,267)	(1,491,273)
Professional fees	(1,177,229)	(882,470)
Accounting, tax and auditing fees	(1,254,086)	(359,353)
Travel expenses	(624,029)	(322,733)
Consulting fees	(126,525)	(177,869)
Other expenses	(1,666,512)	(796,314)
	(9,798,843)	(7,331,596)

Since 2022, the Group entered into a number of short-term rental arrangements, the expenses are included in "Other expenses".

Depreciation expense in the three months ended March 31, 2024 and 2023 was €0.07 million and €0.06 million, respectively, which related to property, plant and equipment and leases and is included in the 'Other expenses' line.

5. Personnel expenses

	For the three months ended March 31,
	2024	2023
	€	€
Wages and salaries	(5,070,456)	(4,204,384)
Pension charges	(394,633)	(288,883)
Other social security charges	(584,715)	(443,130)
Share-based payments	(2,400,867)	(2,582,887)
	(8,450,671)	(7,519,284)

The average number of staff (in FTEs) employed by the Group in the three months ended March 31, 2024 was 83 (2023: 66).

6. Finance income/(expense)

	For the three months ended March 31,
	2024	2023
	€	€
Foreign exchange differences	522,251	(1,595,478)
Interest income over bank balances	63,921	106,527
Other finance expenses	(7,952)	(5,314)
	578,220	(1,494,265)

7. Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis (P&L) and subsequently allocated using the expected full year effective tax rate. The discrete items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/ income.

	For the three months ended March 31,
	2024	2023
	€	€
Income tax expense	(285,117)	(60,657)
Income tax expense	(285,117)	(60,657)

The tax expense over the three months ended March 31, 2024 and 2023 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the Company's principal entity and the U.S. and the Dutch subsidiaries, resulting in an estimated taxable profit in the U.S. and the Netherlands.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended March 31,
	2024	2023
	€	€
Loss before income tax	(27,733,639)	(22,570,292)
Income tax against statutory rate in The Netherlands (25.8%)	7,155,279	5,823,135
Effect of tax rates in other countries	(4,152,528)	(3,244,604)
Deferred tax assets recognition effects	(2,782,989)	(2,516,131)
Non-deductible expenses	(334,866)	(123,057)
Prior period adjustments	(170,013)	—
Total tax charge	(285,117)	(60,657)

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year, bearing in mind the impact of non-discrete and discrete items. Non discrete items in the income tax expense are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Discrete items in the income tax expense are recognized at the applicable statutory tax rate.

The (estimated) average annual tax rate used for the three months ended March 31, 2024 was (1.0%), compared to (0.3%) for the March 31, 2023.

The current period losses for which no deferred tax asset has been recognized mainly consists of the unrecognized tax effect of losses incurred in Switzerland. The differences in the overseas tax rates are due to the lower tax rate in Switzerland compared to the statutory income tax rate in the Netherlands.

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

Deferred tax

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit and loss and other comprehensive income for the Dutch fiscal unity.

8. Property, plant and equipment

	March 31, 2024	December 31, 2023
Net book value	€	€
Balance at beginning of period	223,678	193,474
Additions	30,708	90,051
Depreciation expenses	(16,903)	(59,847)
Balance at end of period	237,483	223,678

	March 31, 2024	December 31, 2023
Cumulative depreciation	€	€
As of January 1,	(125,373)	(65,526)
Depreciation	(16,903)	(59,847)
Balance at end of period	(142,276)	(125,373)

	March 31, 2024	December 31, 2023
Cumulative Costs	€	€
Balance at beginning of period	349,051	259,000
Additions	30,708	90,051
Balance at end of period	379,759	349,051

During the three months ended March 31, 2024, the Group acquired assets with a cost of €0.03 million (December 31, 2023: €0.1 million). The acquisitions were mainly related to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right-of-use assets:

	March 31, 2024	December 31, 2023
	€	€
Balance at beginning of period	231,893	432,965
Addition	—	(3,302)
Depreciation charges	(49,500)	(197,770)
Impact of transaction of foreign currency	1,088	—
Balance at end of period	183,481	231,893

The following table provides information about the Group’s lease liabilities at March 31, 2024:

	March 31, 2024	December 31, 2023
	€	€
Office leases	(190,461)	(238,905)
Total lease liability	(190,461)	(238,905)
Current portion	(120,461)	(195,341)
Non-current portion	(70,000)	(43,564)

Office leases consist of a lease agreement entered into on June 1, 2021 for office space in Lexington, United States of America (the " U.S."), and a lease entered into on December 1, 2022, for offices in Leiden, The Netherlands. Both leases have lease terms of three years and were assessed as being long-term.

The average incremental borrowing rate applied to the lease liabilities was 7.77% during the three months ended March 31, 2024 and 2023. Cash outflows related to leases during the three months ended March 31, 2024 and 2023, were €0.05 million and €0.06 million, respectively.

10. Receivables

	March 31, 2024	December 31, 2023
	€	€
Current tax receivable	—	615,538
VAT receivables	363,071	423,486
	363,071	1,039,024

11. Other current assets

	March 31, 2024	December 31, 2023
	€	€
Prepayments	7,322,312	4,959,889
Other assets	271,067	620,815
	7,593,379	5,580,704

Prepayments mainly relate to prepaid insurance, sign-on bonus to personnel, prepaid research and development expenses and rent.

Other assets as of March 31, 2024, primarily consists of research and development prepaids, compared to December 31, 2023, which primarily consisted of deferred transaction costs related to the Group’s in-process equity financing (refer to note 13). The Company deferred the transaction costs related to any in-process financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.

12. Cash and cash equivalents

Cash and cash equivalents comprise of cash in bank and are not subject to any restriction.

13. Equity

On March 31, 2024, the Company’s authorized share capital amounted to € 14.1 million divided into 117,500,000 ordinary shares each with a nominal value of twelve eurocents (€0.12).

As of March 31, 2024, the total number of issued and fully paid shares was 53,816,707 (2023: 33,831,029). On March 31, 2024, the issued share capital totaled €6.5 million (2023: €4.1 million). On December 31, 2023, the issued share capital totaled €6.3 million.

In March 2022, the Company filed a Form F-3 Registration Statement and prospectus, allowing the Company to sell up to $350 million of its securities with the Securities and Exchange Commission. This Registration Statement was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $75 million of its ordinary shares pursuant to a Sales Agreement with Leerink Partners.

As of March 31, 2024, the Company has sold a total of 593,927 ordinary shares under the sales agreement generating total net proceeds of $9.8 million (€9.3 million), after deducting $0.3 million (€0.3 million), which was payable to Leerink Partners as commission in respect of such sales. On April 12, 2024, the Company terminated the March 2022 sales agreement and entered into a new sales agreement with Leerink Partners (the “April 2024 Sales Agreement”), pursuant to which it may sell ordinary shares having an aggregate offering price of up to $175 million from time to time through Leerink Partners. In April 2024, the Company filed a Form F-3 ASR Registration Statement (the “F-3 ASR”) and prospectus, allowing the Company to sell an unspecified amount of its securities with the Securities and Exchange Commission. The F-3 ASR was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $175 million of its ordinary shares pursuant to the April 2024 Sales Agreement.

In June 2023, the Company sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of approximately $70 million (€64.2 million).

In December, 2023, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as underwriters, pursuant to which the Company agreed to issue and sell (i) 11,125,000 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 1,375,000 ordinary shares in an underwritten offering. The offering closed on December 8, 2023, and the Company generated net proceeds of $282.0 million (€261.6 million), after deducting bank fees of $18.0 million (€16.7 million).

The pre-funded warrants were subsequently exercised in January 2024 for gross exercise proceeds of $0.01 million and resulted in issuance of 1,375,000 ordinary shares.

In March 2024, the Company received a partial reimbursement for certain of its expenses in connection with the December 2023 offering which have been accounted for in the share premium.

Issued shares

	March 31, 2024	December 31, 2023
	Number of shares	Number of shares
Ordinary shares	53,816,707	52,290,212
	53,816,707	52,290,212

14. Trade and other payables

	March 31, 2024	December 31, 2023
	€	€
Trade payables	5,558,487	2,909,725
	5,558,487	2,909,725

15. Accrued liabilities

	March 31, 2024	December 31, 2023
	€	€
Consulting, professional and audit liability	949,424	642,662
Clinical accrued liabilities	2,536,296	3,824,468
Manufacturing accrued liabilities	4,202,393	2,285,584
Nonclinical accrued liabilities	1,242,336	885,030
Personnel related accruals	2,356,935	2,971,068
Other accrued liabilities	862,143	281,937
	12,149,527	10,890,749

16. Risk management activities

The Group’s risk management activities are the same as disclosed in Note 17 of the consolidated financial statements for the year ended December 31, 2023.

17. Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

18. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the three months ended March 31, 2024.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs
		$
Outstanding January 1, 2024	3,830,652	8.46	1,033,814
Granted	—	—	29,783
Exercised (Vested and Settled)	(139,297)	1.70	(16,361)
Forfeited	—	—	(40,218)
Outstanding March 31, 2024	3,691,355	9.35	1,007,018

As of March 31, 2024, a total number of 2,179,262 stock options are exercisable (March 31, 2023: 1,737,785).

During the three months ended March 31, 2024 a total of 29,783 RSUs were granted to employees that joined the Group in the same period and to existing employees. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.

The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates and share closing price were January 2, 2024 ($25.87), February 1, 2024 ($29.95) and March 1, 2024 ($24.16), respectively.

For the three months ended March 31, 2024, the Group recognized €2.4 million of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (three months ended March 31, 2023: €2.6 million).

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three months ended March 31, 2024 and 2023.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

	For the three months ended March 31,
	2024	2023
	€	€
Net Loss	(28,018,756)	(22,630,949)
Weighted average number of ordinary shares outstanding	53,747,981	33,823,924
Basic and diluted loss per share	(0.52)	(0.67)

20. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Commitments

The Group’s contractual obligations and commitments as of March 31, 2024 amounted to €67.9 million, (December 31, 2023: €49 million) primarily related to research and development commitments.

The Group had no contingent liabilities and no contingent assets as of March 31, 2024 and December 31, 2023.

21. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Key management personnel compensation

	For the three months ended March 31,
	2024	2023
	€	€
Short term employee benefits	1,361,429	1,083,441
Post employee benefits	64,059	50,431
Share-based payments	1,312,875	1,524,994
Total	2,738,363	2,658,866

No stock options were granted to key management during the three months ended March 31, 2024. Refer to note 18 for disclosures on the share-based payments

The Group engages two management entities for the purpose of providing key management services to the Group. These management entities are considered related parties, as they provide key management services and key management personnel which have key management functions within these entities. Certain key management personnel are also shareholders of the Company.

The aggregate amount of expense recognized in the unaudited condensed consolidated interim financial statements related to these related parties were €0.3 million and €0.3 million for the three months ended March 31, 2024 and 2023, respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per March 31, 2024 and December 31, 2023 were €0.3 million and €1.4 million, respectively.

22. Events after the reporting period

Joan Schmidt, our Chief Legal Officer, has announced that she will be leaving the Company effective June 1, 2024.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, May 8, 2024

Pharvaris N.V.

Board of Directors

B.A.E. Modig	R.H. Glassman

E. Björk	J.G.C.P. Schikan

D.P. Meeker	V. Monges